November 17, 2008

T. Rowe Price Science & Technology Fund, Inc.
100 East Pratt Street
Baltimore, MD 21202

T. Rowe Price Developing Technologies Fund, Inc.
100 East Pratt Street
Baltimore, MD 21202

Ladies and Gentlemen:

You have asked us for our opinion concerning certain U.S. federal income tax consequences to (i) T. Rowe Price Science & Technology Fund, Inc. ("Acquiring Fund"), a Maryland corporation, (ii) T. Rowe Price Developing Technologies Fund, Inc. ("Acquired Fund"), a Maryland corporation, and (iii) the holders ("Shareholders") of voting shares of the Acquired Fund ("Acquired Fund Shares"), when the Shareholders receive solely voting shares of beneficial interest of the Acquiring Fund ("Acquiring Fund Shares") in exchange for their Acquired Fund Shares pursuant to the acquisition by the Acquiring Fund of all of the assets of the Acquired Fund in exchange for Acquiring Fund Shares ("Reorganization"), all pursuant to that certain Agreement and Plan of Reorganization, dated August 26, 2008, adopted by the Board of Directors of the Acquired Fund and the Board of Directors of the Acquiring Fund ("Plan"). This opinion is being delivered pursuant to Section 7.A of the Plan.

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

We have made inquiry as to the underlying facts that we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon certain factual statements relating to the Acquiring Fund and the Acquired Fund set forth in the Prospectus/Proxy Statement filed by the Acquiring Fund and representations made in letters from the Acquiring Fund and the Acquired Fund addressed to us for our use in rendering this opinion ("Tax Representation Letters"). We have no reason to believe that these representations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate in all material respects.

The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended ("Code"), Treasury regulations issued thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.

Based upon the foregoing, we are of the opinion that for U.S. federal income tax purposes:

the acquisition by the Acquiring Fund of all of the assets of the Acquired Fund solely in exchange for Acquiring Fund Shares, followed by the distribution by the Acquired Fund to its Shareholders of Acquiring Fund Shares in complete liquidation of the Acquired Fund, all pursuant to the Plan, satisfies the requirements of Section 368 of the Code and the regulations promulgated thereunder, including the continuity of business enterprise requirement of Treasury Regulation Section 1.368-1(d)(2), and therefore constitutes a reorganization within the meaning of Section 368(a) of the Code, and the Acquiring Fund and the Acquired Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

under Sections 361 and 357(a) of the Code, the Acquired Fund will not recognize gain or loss upon the transfer of its assets to the Acquiring Fund in exchange for Acquiring Fund Shares, and the Acquired Fund will not recognize gain or loss upon the distribution to its Shareholders of the Acquiring Fund Shares in liquidation of the Acquired Fund;

under Section 354 of the Code, Shareholders will not recognize gain or loss on the receipt of Acquiring Fund Shares solely in exchange for their Acquired Fund Shares;

under Section 358 of the Code, the aggregate basis of the Acquiring Fund Shares received by each Shareholder will be the same as the aggregate basis of the Acquired Fund Shares exchanged therefor;

under Section 1223(1) of the Code, the holding period of the Acquiring Fund Shares received by each Shareholder will include the holding period of Acquired Fund Shares exchanged therefor, provided that the Shareholder held the Acquired Fund Shares at the time of the Reorganization as a capital asset;

under Section 1032 of the Code, the Acquiring Fund will not recognize gain or loss upon the receipt of assets of the Acquired Fund in exchange for Acquiring Fund Shares;

under Section 362(b) of the Code, the basis of the assets of the Acquired Fund transferred to the Acquiring Fund in the Reorganization will be the same in the hands of the Acquiring Fund as the basis of such assets in the hands of the Acquired Fund immediately prior to the transfer; and

under Section 1223(2) of the Code, the holding periods of the assets of the Acquired Fund transferred to the Acquiring Fund in the Reorganization in the hands of the Acquiring Fund will include the periods during which such assets were held by the Acquired Fund.

This opinion does not address the tax consequences of the Reorganization to contracts or securities on which gain or loss is recognized upon the close of the taxable year. Our opinion is based upon the accuracy of the certifications, representations and warranties and satisfaction of the covenants and obligations contained in the Plan, the Tax Representation Letters and in the various other documents related thereto. Our opinion may not be relied upon if any of such certifications, representations or warranties are not accurate to any material extent or if any of such covenants or obligations are not satisfied in all material respects. We hereby consent to the filing of this opinion as an exhibit to the Acquiring Fund`s registration statement on Form N-14 ("Registration Statement") and to the reference to us in the Prospectus/Proxy Statement included as part of the Registration Statement.

Sincerely yours,

/s/Willkie Farr & Gallagher LLP
Willkie Farr & Gallagher LLP

November 17, 2008